UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

__________________________________

FORM 6-K

__________________________________

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
For the quarterly period ended December 31, 2015
Commission File Number 0-28564
 __________________________________
QIAGEN N.V.
(Translation of registrant’s name into English)
 __________________________________
Hulsterweg 82
5912 PL Venlo
The Netherlands
(Address of principal executive office)
__________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes  ☐            No  ☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

QIAGEN N.V.
Form 6-K

OTHER INFORMATION
On February 2, 2016, QIAGEN N.V. (Nasdaq: QGEN; Frankfurt, Prime Standard: QIA) issued a press release announcing its unaudited financial results for the quarter and year ended December 31, 2015. The press release is furnished herewith as Exhibit 99.1 and is incorporated by reference herein.
QIAGEN has regularly reported adjusted results, which are considered non-GAAP financial measures, to give additional insight into our financial performance as a supplement to understand, manage, and evaluate our business results and make operating decisions. Adjusted results should be considered in addition to the reported results prepared in accordance with U.S. generally accepted accounting principles, but should not be considered as a substitute. Reconciliations of reported results to adjusted results are included in the tables accompanying the press release. We believe certain items should be excluded from adjusted results when they are outside of our ongoing core operations, vary significantly from period to period, or affect the comparability of results with the Company’s competitors and our own prior periods.
The non-GAAP financial measures used in this press release are non-GAAP net sales, gross profit, operating income, pre-tax income, net income and diluted earnings per share. These adjusted results exclude fair value adjustments to deferred revenue, costs related to amortization of acquired intangible assets, impairment losses, acquisition and integration, including inventory fair value adjustments related to business acquisitions, as well as non-recurring charges or income. Management views these costs as not indicative of the profitability or cash flows of our ongoing or future operations and therefore considers the adjusted results as a supplement, and to be viewed in conjunction with, the reported GAAP results.
We use a measure of free cash flow to estimate the cash flow remaining after purchases of property, plant and equipment as required to maintain or expand our business. This measure provides us with supplemental information to assess our liquidity needs. We calculate free cash flow as net cash from operating activities less purchases of property, plant and equipment.
We also consider results on a constant currency basis. Our functional currency is the U.S. dollar and our subsidiaries’ functional currencies are the local currency of the respective countries in which they are headquartered. A significant portion of our revenues and expenses is denominated in euros and currencies other than the United States dollar. Management believes that analysis of constant currency period-over-period changes is useful because changes in exchange rates can affect the growth rate of net sales and expenses, potentially to a significant degree. Constant currency figures are calculated by translating the local currency actual results in the current period using the average exchange rates from the previous year’s respective period instead of the current period.
We use non-GAAP and constant currency financial measures internally in our planning, forecasting and reporting, as well as to measure and compensate our employees. We also use the adjusted results when comparing to our historical operating results, which have consistently been presented on an adjusted basis.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QIAGEN N.V.

By:	/s/ Roland Sackers
Roland Sackers
Chief Financial Officer

Date: February 3, 2016

EXHIBIT INDEX

Exhibit No.	Exhibit
99.1	Press Release dated February 2, 2016

Table of Contents	Exhibit 99.1

QIAGEN reports results for fourth quarter and full-year 2015

•	FY 2015: Adjusted net sales $1.28 billion (+3% at constant exchange rates, -5% actual); adjusted operating income $315 million; adjusted EPS $1.05 ($1.13 CER)

◦	Adjusted net sales rise 6% CER excluding three percentage points of headwind from reduced U.S. HPV test sales

◦	Free cash flow rises 9% to $220 million

•	Q4 2015: Adjusted net sales $349 million (+3% CER, -3% actual); adjusted operating income $90 million; adjusted EPS $0.31 ($0.33 CER)

•	Growth drivers at forefront of solid underlying performance in 2015, delivering double-digit CER growth and one-third of sales

•	QIAGEN expects higher full-year 2016 adjusted net sales and earnings at CER
Venlo, The Netherlands, February 2, 2016 - QIAGEN N.V. (NASDAQ: QGEN; Frankfurt Prime Standard: QIA) announced results of operations for the fourth quarter and full-year 2015, delivering higher adjusted net sales and earnings at constant exchange rates (CER) while setting goals for accelerating growth and further innovation in 2016.

“QIAGEN made significant progress in 2015 on initiatives to accelerate innovation and growth, and we are confident these efforts will become more apparent in 2016 and the coming years. Our fourth-quarter performance was in line with our preliminary results announcement on January 10. As outlined, the shortfall was disappointing against our expectations for faster sales and earnings growth, and this weighed on results for 2015. We delivered solid growth in our Academia, Pharma and Applied Testing customer classes, but Molecular Diagnostics was dampened in the second half of the year, and this was mainly due to the timing of national tenders in the third quarter and volatility in the timing of milestones from companion diagnostic partnerships and weaker instrument sales in the fourth quarter,” said Peer M. Schatz, Chief Executive Officer of QIAGEN N.V.

“As we move into 2016, we are committed to accelerating growth by leveraging our portfolio of differentiated products and services designed to enable access to valuable molecular insights. Our growth drivers now account for about one-third of total sales and continue to expand at a double-digit CER pace, and we are making investments to enhance our mid- to long-term growth prospects. These include more commercialization power, in particular for products like QuantiFERON-TB, the modern standard in testing for latent tuberculosis infection that advanced at a 20% CER growth pace in 2015, and to support our opportunities in next-generation sequencing and the commercialization of the GeneReader NGS System, which has received very positive feedback since the recent launch in late 2015. We are also expanding into new emerging markets with dynamic growth potential, especially in Southeast Asia and the Middle East. At the same time, we are moving beyond the headwinds created by declining U.S. sales of the HPV test portfolio for cervical cancer screening, which represented about 3% of total sales in 2015. QIAGEN is on course to achieve the 2016 goals for higher adjusted net sales and earnings, and for accelerating growth in the coming years.”

Full-year 2015 results

	2015	2014	Change
In $ millions, except per share information			$	CER
Net sales, adjusted	1,281.2	1,346.2	-5%	3%
Operating income, adjusted	314.5	312.5	1%
Net income, adjusted	249.5	241.1	3%
Diluted EPS, adjusted	$1.05	$1.00
Diluted EPS CER, adjusted	$1.13	$1.00

For information on adjusted figures, please refer to the reconciliation table accompanying this release. Adjusted net sales is a non-GAAP measure that includes all revenue contributions from bioinformatics acquisitions.

Adjusted net sales for 2015 rose 3% at constant exchange rates (CER) compared to 2014, but declined 5% at actual rates due to about eight percentage points of adverse currency movements. All customer classes contributed to the 3% CER total growth, based on higher contributions from consumables and related revenues (+3% CER / 87% of sales) and instruments (+5% CER / 13% of sales). About two percentage points of total CER growth came from the acquisitions of the Enzymatics NGS technology and consumables portfolio (acquired in December 2014) and the BIOBASE bioinformatics business (acquired in April 2014), while sales in the rest of the business provided about one percentage point. Late in the fourth quarter of 2015, QIAGEN completed the acquisition of MO BIO Laboratories Inc., a leader in sample technologies for metagenomics and microbiome analysis, but this had a negligible contribution. Excluding the expected impact of sharply lower U.S. sales of HPV tests, which created approximately three percentage points of headwind, adjusted net sales rose approximately 6% CER in 2015.
Operating income rose to $175.7 million in 2015 from $160.8 million in 2014. Adjusted operating income, which excludes items such as business integration, acquisition-related costs and the amortization of intangible assets acquired in business combinations, rose 1% to $314.5 million in 2015 from $312.5 million in 2014, which included $25.5 million of restructuring charges (of which $19.0 million were non-cash). The 2015 adjusted operating income margin was 25% of net sales compared to 23% in 2014. Excluding the 2014 restructuring charges, the adjusted operating income was steady at 25% of sales in 2015. The adjusted gross margin declined to 71% of sales from 72% in the prior year, while Sales & Marketing expenses were higher as a percentage of sales compared to 2014 to support targeted investments in commercialization, strategic product initiatives and geographic expansion, but these were offset by reduced Research &

Development investments as a percentage of sales and administration efficiencies. Currency movements had a slightly positive impact on the adjusted operating income margin on a full-year basis in 2015.
Net income attributable to owners of QIAGEN N.V. rose to $127.1 million in 2015, or $0.54 per diluted share (based on 237.2 million diluted shares), compared to $116.6 million, or $0.48 per share (based on 241.5 million diluted shares) in 2014. Adjusted net income rose 3% to $249.5 million, or $1.05 per share ($1.13 CER) from $241.1 million, or $1.00 per share, in the prior year.
At December 31, 2015, cash and cash equivalents declined to $290.0 million compared to $392.7 million at December 31, 2014. Net cash provided by operating activities rose 10% to $317.5 million in 2015 from $288.0 million in 2014, while free cash flow increased 9% to $219.7 million from $201.4 million. Net cash used in investing activities was $146.2 million compared to $407.6 million in the prior year, which included $420.2 million for purchases of short-term investments. Net cash used in financing activities in 2015 was $258.6 million, primarily due to the repurchase of the 2024 convertible bond in early 2015, compared to cash provided by financing activities of $192.8 million in 2014, which included proceeds from the issuance of convertible bonds.
“We are moving ahead on our mid-term targets to accelerate sales growth, improve profitability, increase cash flows and create significant value, while at the same time ensuring that we make targeted investments so that QIAGEN captures attractive growth opportunities,” said Roland Sackers, Chief Financial Officer of QIAGEN N.V. “We remain committed to disciplined capital allocation, which involves value-creating acquisitions such as MO BIO as well as increasing returns to shareholders, as we have done with share repurchase programs and buying back convertible notes.”

Fourth quarter 2015 results

	Q4 2015	Q4 2014	Change
In $ millions, except per share information			$	CER
Net sales, adjusted	348.5	360.8	-3%	3%
Operating income, adjusted	90.0	71.6	26%
Net income, adjusted	73.9	60.4	22%
Diluted EPS, adjusted	$0.31	$0.25
Diluted EPS CER, adjusted	$0.33	$0.25

For information on adjusted figures, please refer to the reconciliation table accompanying this release. Adjusted net sales is a non-GAAP measure that includes all revenue contributions from bioinformatics acquisitions.

Adjusted net sales grew 3% at constant exchange rates (CER) in the fourth quarter of 2015, but declined 3% at actual rates due to about six percentage points of adverse currency movements. Total CER growth was below QIAGEN’s outlook for 5% in the fourth quarter of 2015, as the performance in consumables and related revenues (+5% CER / 86% of sales) was hampered primarily by volatility in the timing of revenues from the growing portfolio of companion diagnostic partnerships and lower revenues from instruments (-4% CER / 14% of sales). About two percentage points of total CER growth came from the Enzymatics portfolio (acquired in December 2014), while the rest of the business provided about one percentage point. Late in the fourth quarter of 2015, QIAGEN completed the acquisition of MO BIO Laboratories Inc., a leader in sample technologies for metagenomics and microbiome analyses, but this had a negligible contribution. Excluding the impact of lower U.S. sales of HPV tests, which created about one percentage point of headwind, adjusted net sales rose about 4% CER.
Operating income was $54.4 million in the fourth quarter of 2015 compared to $20.6 million in the same period of 2014. Adjusted operating income, which excludes items such as business integration, acquisition-related costs and the amortization of intangible assets acquired in business combinations, rose 26% to $90.0 million from $71.6 million in the year-earlier period, which included restructuring charges of $25.5 million. The adjusted operating income margin was 26% of sales compared to 20% in the fourth quarter of 2014. Excluding the 2014 restructuring charges, the adjusted operating income margin declined about one percentage point to 26% of sales from 27% in the prior-year quarter. This was mainly due to the adjusted gross margin falling about one percentage point to 71% of sales, while lower R&D and administrative expenses as a percentage of sales largely offset higher Sales & Marketing expenses. Currency movements had a modestly positive impact on the adjusted operating income margin in the fourth quarter of 2015.
Net income attributable to owners of QIAGEN N.V. in the fourth quarter of 2015 was $48.6 million, or $0.20 per diluted share (based on 237.1 million diluted shares) compared to $25.8 million, or $0.11 per share (based on 241.1 million diluted shares) in the year-earlier period. Adjusted net income was $73.9 million, or $0.31 per share ($0.33 CER), compared to $60.4 million, or $0.25 per share, in the fourth quarter of 2014, which included restructuring charges of $0.08 per share.

Business review
An overview of adjusted net sales for the fourth quarter and full year 2015 with the Enzymatics portfolio acquisition (December 2014) contributing to underlying performances in all customer classes:

	Q4 2015		FY 2015
Customer classes	CER change	% of sales	CER change	% of sales
Molecular Diagnostics	0%	49%	1%	49%
U.S. HPV sales	-14%	3%	-43%	3%
MDx excluding U.S. HPV	2%	46%	7%	46%
Applied Testing	7%	9%	7%	9%
Pharma	6%	19%	5%	20%
Academia	7%	23%	5%	22%
Growth rates at constant exchange rates (CER) and sales contributions at actual rates.

Molecular Diagnostics had a modest underlying performance in the fourth quarter of 2015 excluding the expected decline in U.S. HPV test sales, as higher-single-digit CER growth in consumables was reduced by lower-than-expected contributions from companion diagnostic partnerships and lower revenues from instruments. For the full year, underlying sales rose 7% CER, led by the QuantiFERON-TB test maintaining a 20% CER growth pace, and even faster in the fourth quarter. Sales of consumables used on the QIAsymphony automation platform also grew at a solid pace in the fourth quarter and for the full year, as QIAGEN achieved its goal for new QIAsymphony placements, but revenues were impacted by multi-year reagent rental agreements. Personalized Healthcare sales also grew at a higher-single-digit CER rate for the year.
Applied Testing maintained a higher-single-digit CER growth pace for consumables and related revenues during 2015, while instruments grew at a lower-single-digit CER rate in the fourth quarter and for the year. All regions showed gains, in particular for products used in human ID / forensics.
Pharma advanced on mid-single-digit CER growth for both instruments and consumables and related revenues in the fourth quarter of 2015, and at rates in line with the full-year performance. The Europe / Middle East / Africa region and the Americas offset lower sales in Asia-Pacific / Japan.
Academia delivered improving single-digit CER sales gains during the course of 2015 in consumables and related revenues, and also in the fourth quarter. Instrument sales grew at a single-digit CER rate for the full year as well as in the fourth quarter. The Americas led growth among all regions and benefited from more positive customer funding trends.

	Q4 2015		FY 2015
Region	CER change	% of sales	CER change	% of sales
Americas	2%	45%	0%	47%
Europe / Middle East / Africa	7%	33%	6%	32%
Asia-Pacific / Japan	6%	21%	7%	20%
Growth rates at constant exchange rates (CER) and sales contributions at actual rates. Rest of world accounts for 1% of sales.
The EMEA region led the geographic performance in constant exchange rates, benefiting from gains in Germany and Turkey, as well as generally improving performances in other countries. The Americas advanced at a faster pace when excluding U.S. HPV test sales (FY 2015: +7% CER, Q4 2015: +4% CER). Asia-Pacific / Japan returned to faster CER growth in the fourth quarter of 2015 on improving trends in China and ongoing robust growth in South Korea, while Japan sales declined on macro challenges. Turkey, China, South Korea and India led results for the top emerging markets (FY 2015: +8% CER / 15% of sales; Q4 2015: +4% CER / 17% of sales) against declining sales in Mexico and Russia.
QIAGEN set to accelerate growth

QIAGEN is moving ahead to accelerate growth in 2016 and beyond, building on the progress of initiatives to strengthen its Sample to Insight offering of molecular testing solutions - in particular a portfolio of growth drivers that grew at a double-digit CER pace and provided one-third of total sales in 2015. Building on QIAGEN’s long-standing leadership in sample technologies, which labs around the world rely on to obtain highest-quality DNA and RNA for downstream analysis, these initiatives maximize the value of a broad portfolio of technologies, instruments and bioinformatics to address customer needs for valuable molecular insights. QIAGEN’s Sample to Insight offering is a key competitive advantage in providing solutions to Molecular Diagnostics customers focused on clinical healthcare, as well as to Life Sciences customers involved in academic research, pharmaceutical R&D, and applications such as human ID / forensics, veterinary diagnostics and food safety.
Along with these strategic initiatives, QIAGEN has maintained its leadership position in the U.S. market for cervical cancer screening with its digene HC2 HPV DNA Test despite aggressive pricing actions from new competitors in recent years. In 2015, U.S. HPV test sales faced their last year of significant headwinds, falling 43% CER and reducing QIAGEN’s total sales growth by three percentage points to 3% CER compared with about 6% CER total sales growth from the rest of the portfolio. QIAGEN currently anticipates a further decline of U.S. HPV test sales in 2016, in particular as long-term contracts are rolled over into the new pricing levels, but this is expected to create a headwind of about one percentage point given that it represented about 3% of total sales in 2015.
Following a review in late 2015 of strategies to accelerate longer-term growth, QIAGEN made a decision to support incremental investments during 2016 to enhance the current portfolio. These involve plans to strengthen commercialization, including resources for the QuantiFERON-TB tests and the rollout of the GeneReader NGS System as well as e-commerce initiatives, investing in strategic areas such as NGS portfolio expansion and differentiated sample technologies, and driving geographic expansion. QIAGEN expects these 2016 investments to support further acceleration of the performance in 2017 and beyond.
Among recent developments:

•
Feedback from customers on the GeneReader NGS System has been very positive since the start of commercialization in November 2015. It is the world's first complete Sample to Insight solution designed for any laboratory to deliver actionable results. A study presented by the Broad Institute at the annual Association for Molecular Pathology (AMP) meeting in November demonstrated the accuracy of the GeneReader NGS System compared to the FDA-approved therascreen KRAS RGQ system as well as to other molecular testing solutions. The new Actionable Insights Tumor Panel was introduced along with the GeneReader NGS System and is the first in a series of GeneRead QIAact Panels. This first panel targets 12 clinically actionable genes that are often analyzed in highly prevalent cancers - breast, ovarian, colorectal, lung and melanoma. A third-party review at AMP showed this panel, which is integrated with the QIAGEN Clinical Insight (QCI) solution to access the latest data on relevant variants and generate reports, offered actionable insights not discovered with other solutions.

•
In late 2015, QIAGEN completed the acquisition of MO BIO Laboratories, a privately-held U.S. company that is considered the leader in sample technologies to analyze the impact of microbial diversity on health and the environment that is considered one of the most dynamic areas of life sciences research funding. MO BIO is known for its patented Inhibitor Removal Technology®, which enables isolation of nucleic acids from challenging samples such as soil, water, plants, skin and feces. MO BIO complements QIAGEN’s leadership in sample technologies with differentiated premium solutions for this critical laboratory process.

•
After surpassing $100 million of annual sales in 2014, the QuantiFERON-TB test reached another milestone in 2015 with more than seven million delivered tests. The fourth generation of this modern gold standard test for tuberculosis detection gained momentum during 2015 after being cleared for sale in 30 European countries with a CE-IVD marking. The fourth-generation version is expected be submitted for U.S. regulatory approval in 2016.

•
QIAGEN reached a new industry-leading number of partnerships with pharma and biotech companies in 2015 for the co-development of companion diagnostics. QIAGEN now has 15 master collaboration agreements in place to develop companion diagnostics that are paired with targeted therapies to provide actionable insights from cancer biomarkers.

•
The use of QIAGEN bioinformatics within the U.S. Food and Drug Administration (FDA) has been expanded to seven centers - including the Center for Biologics Evaluation and Research (CBER), the Center for Drug Evaluation and Research (CDER) and the Office of Regulatory Affairs (ORA). QIAGEN products available to FDA centers include solutions for infectious disease research and outbreak analysis such as CLC Genomics Workbench, CLC Microbial Genomics Module, CLC Genome Finishing Module, while solutions for human genomics include Biomedical Genomics Workbench, Ingenuity® Variant AnalysisTM and Ingenuity® Pathway AnalysisTM.

•
QIAGEN surpassed its 2015 goal of more than 1,500 cumulative placements of the QIAsymphony platform, up from 1,250 at year-end 2014. A new target has been set for more than 1,750 placements at the end of 2016. Along with this achievement in 2015, QIAGEN launched seven new CE-IVD tests for detection of various infectious diseases, including the RespiFast RG Panel for diagnosis of 18 viral and four bacterial infections that cause upper respiratory tract infections, and also expanded its offering for U.S. human ID / forensics labs.

Increasing returns in third $100 million share repurchase
QIAGEN is committed to disciplined capital allocation that includes targeted acquisitions and increasing returns to shareholders. The third $100 million share repurchase program has been underway since August

2014. As of December 31, 2015, approximately 3.0 million shares have been repurchased on the Frankfurt Stock Exchange at a volume-weighted average price of EUR 19.33 per share for EUR 57 million (approximately $70 million). Repurchased shares are held in treasury to satisfy obligations for exchangeable debt instruments and employee share-based remuneration plans. Further information is available on the QIAGEN website (www.qiagen.com).

Changes in the Supervisory Board
Prof. Dr. James E. Bradner, M.D., resigned from the Supervisory Board effective December 31, 2015, following his appointment as President of the Novartis Institutes for BioMedical Research.
2016 outlook
QIAGEN reaffirms its full-year 2016 expectations (announced in January 2016) for adjusted net sales to rise approximately 6% CER from the current portfolio. This includes anticipated contributions of about one percentage point from the late 2015 acquisition of MO BIO, and also approximately one percentage point of headwind from reduced U.S. HPV test sales. Adjusted diluted earnings per share (EPS) at CER are expected to rise approximately in line with sales for the full-year 2016 to approximately $1.10-1.11 CER. Based on exchange rates as of February 1, 2016, QIAGEN expects currency movements against the U.S. dollar to have an adverse impact on results at actual rates of approximately three percentage points on full-year 2016 adjusted net sales, and about $0.03 per share on adjusted diluted EPS. These expectations do not take into account any further acquisitions that could be completed in 2016. For the first quarter of 2016, adjusted net sales are expected to rise approximately 2% CER, which includes approximately two percentage points of headwind from reduced U.S. HPV test sales, and for adjusted EPS of approximately $0.19-0.20 CER. Based on exchange rates as of February 1, 2016, QIAGEN expects currency movements to have an adverse impact on first quarter 2016 results at actual rates of approximately four percentage points on adjusted net sales and approximately $0.01 per share on adjusted diluted EPS.
Use of adjusted results
QIAGEN reports adjusted results, as well as results on a constant exchange rate (CER) basis, and other non-U.S. GAAP figures (generally accepted accounting principles), to provide additional insight into its performance. For 2015, these results include adjusted net sales (includes all revenue contributions from bioinformatics acquisitions), adjusted gross profit, adjusted operating income, adjusted net income attributable to owners of QIAGEN N.V., adjusted diluted EPS and free cash flow. Adjusted results are non-GAAP financial measures that QIAGEN believes should be considered in addition to reported results prepared in accordance with GAAP, but should not be considered as a substitute. Free cash flow is calculated by deducting capital expenditures for Property, Plant & Equipment from cash flow from operating activities. QIAGEN believes certain items should be excluded from adjusted results when they are outside of its ongoing core operations, vary significantly from period to period, or affect the comparability of results with its competitors and its own prior periods. Reconciliations will be included in the tables accompanying QIAGEN’s full financial results for the fourth quarter and full-year 2015.
Conference call and webcast details
Information on QIAGEN’s performance will be presented during a conference call on Wednesday, February 3, 2016, at 9:30 ET / 14:30 GMT / 15:30 CET. The presentation slides will be available for download shortly before the event at http://www.qiagen.com/de/about-us/investors/corporate-calendar/. A live webcast will also be made available at this website, and a replay will also be made available after the event.
About QIAGEN
QIAGEN N.V., a Netherlands-based holding company, is the leading global provider of Sample to Insight solutions to transform biological materials into valuable molecular insights. QIAGEN sample technologies isolate and process DNA, RNA and proteins from blood, tissue and other materials. Assay technologies make these biomolecules visible and ready for analysis. Bioinformatics software and knowledge bases interpret data to report relevant, actionable insights. Automation solutions tie these together in seamless and cost-effective molecular testing workflows. QIAGEN provides these workflows to more than 500,000 customers around the world in Molecular Diagnostics (human healthcare), Applied Testing (forensics, veterinary testing and food safety), Pharma (pharmaceutical and biotechnology companies) and Academia (life sciences research). As of December 31, 2015, QIAGEN employed approximately 4,600 people in over 35 locations worldwide. Further information can be found at http://www.qiagen.com.

Certain statements contained in this press release may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. To the extent that any of the statements contained herein relating to QIAGEN's products, markets, strategy or operating results, including without limitation its expected operating results, are forward-looking, such statements are based on current expectations and assumptions that involve a number of uncertainties and risks. Such uncertainties and risks include, but are not limited to, risks associated with management of growth and international operations (including the effects of currency fluctuations, regulatory processes and dependence on logistics), variability of operating results and allocations between customer classes, the commercial development of markets for our products to customers in academia, pharma, applied testing and molecular diagnostics; changing relationships with customers, suppliers and strategic partners; competition; rapid or unexpected changes in technologies; fluctuations in demand for QIAGEN's products (including fluctuations due to general economic conditions, the level and timing of customers' funding, budgets and other factors); our ability to obtain regulatory approval of our products; difficulties in successfully adapting QIAGEN's products to integrated solutions and producing such products; the ability of QIAGEN to identify and develop new products and to differentiate and protect our products from competitors' products; market acceptance of QIAGEN's new products and the integration of acquired technologies and businesses. For further information, please refer to the discussions in reports that QIAGEN has filed with, or furnished to, the U.S. Securities and Exchange Commission (SEC).

Contacts:

Public Relations:	Investor Relations:
Dr. Thomas Theuringer	John Gilardi
Director Public Relations	Vice President Corporate Communications and Investor Relations
+49 2103 29 11826	+49 2103 29 11711
+1 240 686 7425	+1 240 686 2222
Email: pr@qiagen.com	Email: ir@qiagen.com
www.twitter.com/qiagen	ir.qiagen.com
https://www.facebook.com/QIAGEN
pr.qiagen.com

QIAGEN N.V.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(unaudited)

	Twelve months
	ended December 31,
(In $ thousands, except per share data)	2015	2014
Net sales	1,280,986	1,344,777
Cost of sales	454,611	479,839
Gross profit	826,375	864,938
Operating expenses:
Research and development	147,180	163,627
Sales and marketing	360,962	376,873
General and administrative, restructuring, integration and other	103,874	126,550
Acquisition-related intangible amortization	38,666	37,070
Total operating expenses	650,682	704,120
Income from operations	175,693	160,818
Other income (expense):
Interest income	4,753	3,964
Interest expense	(37,396)	(39,330)
Other expense, net	(10,552)	(6,938)
Total other expense	(43,195)	(42,304)
Income before income taxes	132,498	118,514
Income taxes	5,641	1,312
Net income	126,857	117,202
Net (loss) income attributable to non-controlling interest	(246)	568
Net income attributable to the owners of QIAGEN N.V.	127,103	116,634

Diluted net income per common share attributable to the owners of QIAGEN N.V.	$0.54	$0.48
Diluted net income per common share attributable to the owners of QIAGEN N.V. (adjusted)	$1.05	$1.00

Diluted shares used in computing diluted net income per common share	237,158	241,538

QIAGEN N.V.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(unaudited)

	Three months
	ended December 31,
(In $ thousands, except per share data)	2015	2014
Net sales	348,540	360,410
Cost of sales	125,223	144,632
Gross profit	223,317	215,778
Operating expenses:
Research and development	39,710	43,920
Sales and marketing	93,763	100,595
General and administrative, restructuring, integration and other	25,664	41,603
Acquisition-related intangible amortization	9,777	9,091
Total operating expenses	168,914	195,209
Income from operations	54,403	20,569
Other income (expense):
Interest income	1,725	1,188
Interest expense	(9,649)	(9,965)
Other income, net	32	2,224
Total other expense	(7,892)	(6,553)
Income before income taxes	46,511	14,016
Income taxes	(1,862)	(12,033)
Net income	48,373	26,049
Net (loss) income attributable to non-controlling interest	(200)	206
Net income attributable to the owners of QIAGEN N.V.	48,573	25,843

Diluted net income per common share attributable to the owners of QIAGEN N.V.	$0.20	$0.11
Diluted net income per common share attributable to the owners of QIAGEN N.V. (adjusted)	$0.31	$0.25

Diluted shares used in computing diluted net income per common share	237,144	241,138

QIAGEN N.V.
RECONCILIATION OF REPORTED TO ADJUSTED FIGURES
(unaudited)
Twelve months ended December 31, 2015
(in $ millions, except EPS data)

	Net Sales	Gross Profit	Operating Income	Pre-tax Income	Income Tax	Tax Rate	Net Income	Diluted EPS*
Reported results	1,281.0	826.4	175.7	132.5	(5.6)	4%	127.1	$0.54
Adjustments:
Business integration and acquisition-related items	0.3	1.1	15.1	15.1	(4.6)		10.5	0.04
Purchased intangibles amortization	—	84.5	123.1	123.1	(41.6)		81.5	0.34
Non-cash interest expense charges	—	—	—	19.2	—		19.2	0.08
Other special income and expense items	—	—	0.6	10.9	0.3		11.2	0.05
Total adjustments	0.3	85.6	138.8	168.3	(45.9)		122.4	0.51
Adjusted results	1,281.2	912.0	314.5	300.8	(51.5)	17%	249.5	$1.05
* Using 237.2 M diluted shares

Twelve months ended December 31, 2014
(in $ millions, except EPS data)

	Net Sales	Gross Profit	Operating Income	Pre-tax Income	Income Tax	Tax Rate	Net Income	Diluted EPS*
Reported results	1,344.8	864.9	160.8	118.5	(1.3)	1%	116.6	$0.48
Adjustments:
Business integration and acquisition-related items	1.4	8.3	32.9	32.9	(11.2)		21.7	0.09
Purchased intangible amortization	—	81.7	118.8	118.8	(39.7)		79.1	0.33
Non-cash interest expense charges	—	—	—	14.5	—		14.5	0.06
Other special income and expense items	—	—	—	11.9	(2.8)		9.1	0.04
Total adjustments	1.4	90.0	151.7	178.1	(53.7)		124.5	0.52
Adjusted results	1,346.2	954.9	312.5	296.6	(55.0)	19%	241.1	$1.00

* Using 241.5 M diluted shares

Tables may contain rounding differences

QIAGEN N.V.
RECONCILIATION OF REPORTED TO ADJUSTED FIGURES
(unaudited)
Three months ended December 31, 2015
(in $ millions, except EPS data)

	Net Sales	Gross Profit	Operating Income	Pre-tax Income	Income Tax	Tax Rate	Net Income	Diluted EPS*
Reported results	348.5	223.3	54.4	46.5	1.9	-4%	48.6	$0.20
Adjustments:
Business integration and acquisition-related items	—	2.9	6.0	6.0	(1.9)		4.1	0.02
Purchased intangibles amortization	—	19.8	29.6	29.6	(13.7)		15.9	0.07
Non-cash interest expense charges	—	—	—	4.8	—		4.8	0.02
Other special income and expense items	—	—	—	(0.1)	0.6		0.5	0.00
Total adjustments	—	22.7	35.6	40.3	(15.0)		25.3	0.11
Adjusted results	348.5	246.0	90.0	86.8	(13.1)	15%	73.9	$0.31

* Using 237.1 M diluted shares

Three months ended December 31, 2014
(in $ millions, except EPS data)

	Net Sales	Gross Profit	Operating Income	Pre-tax Income	Income Tax	Tax Rate	Net Income	Diluted EPS*
Reported results	360.4	215.8	20.6	14.0	12.0	-86%	25.8	$0.11
Adjustments:
Business integration and acquisition-related items	0.4	8.1	21.6	21.6	(7.1)		14.5	0.06
Purchased intangibles amortization	—	20.3	29.4	29.4	(9.9)		19.5	0.08
Non-cash interest expense charges	—	—	—	4.5	—		4.5	0.02
Other special income and expense items	—	—	—	(2.7)	(1.2)		(3.9)	(0.02)
Total adjustments	0.4	28.4	51.0	52.8	(18.2)		34.6	0.14
Adjusted results	360.8	244.2	71.6	66.8	(6.2)	9%	60.4	$0.25

* Using 241.1 M diluted shares

Tables may contain rounding differences

QIAGEN N.V.
CONDENSED CONSOLIDATED BALANCE SHEETS

(In $ thousands, except par value)	December 31, 2015	December 31, 2014
Assets	(unaudited)
Current assets:
Cash and cash equivalents	290,011	392,667
Short-term investments	130,817	184,036
Accounts receivable, net	273,853	265,231
Income taxes receivable	26,940	29,312
Inventories, net	136,586	132,276
Prepaid expenses and other current assets	70,339	113,771
Deferred income taxes	33,068	31,457
Total current assets	961,614	1,148,750
Long-term assets:
Property, plant and equipment, net	442,944	428,093
Goodwill	1,875,698	1,887,963
Intangible assets, net	636,421	726,914
Deferred income taxes	2,036	4,298
Other long-term assets	270,965	258,354
Total long-term assets	3,228,064	3,305,622
Total assets	4,189,678	4,454,372
Liabilities and Equity
Current liabilities:
Current portion of long-term debt	—	131,119
Accounts payable	52,306	46,124
Accrued and other current liabilities	192,069	224,203
Income taxes payable	21,515	28,935
Deferred income taxes	2,463	1,245
Total current liabilities	268,353	431,626
Long-Term liabilities:
Long-term debt, net of current portion	1,059,587	1,040,960
Deferred income taxes	75,726	117,264
Other long-term liabilities	224,058	206,523
Total long-term liabilities	1,359,371	1,364,747
Equity:
Common shares, EUR .01 par value: Authorized - 410,000 shares, issued - 239,707 shares in 2015 and in 2014	2,812	2,812
Additional paid-in capital	1,741,167	1,823,171
Retained earnings	1,227,509	1,125,686
Accumulated other comprehensive loss	(259,156)	(134,735)
Less treasury stock, at cost— 6,702 shares in 2015 and 7,684 shares in 2014, respectively	(152,412)	(167,190)
Total equity attributable to the owners of QIAGEN N.V.	2,559,920	2,649,744
Non-controlling interest	2,034	8,255
Total equity	2,561,954	2,657,999
Total liabilities and equity	4,189,678	4,454,372

QIAGEN N.V.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years ended December 31,
(in $ thousands)	2015	2014
Cash flows from operating activities:	(unaudited)
Net income	126,857	117,202
Adjustments to reconcile net income to net cash provided by operating activities, net of effects of businesses acquired:
Depreciation and amortization	191,473	200,782
Non-cash impairments	2,189	34,297
Share-based compensation expense	27,565	42,188
Excess tax benefits from share-based compensation	(3,328)	(1,596)
Deferred income taxes	(37,194)	(41,291)
Loss on early redemption of debt	7,564	4,560
Changes in fair value of contingent consideration	(5,225)	—
Other items, net including fair value changes in derivatives	88,706	10,632
Net changes in operating assets and liabilities:
Accounts receivable	(24,764)	(16,561)
Inventories	(33,194)	(41,792)
Prepaid expenses and other	(4,506)	(2,273)
Other long-term assets	2,730	(13,090)
Accounts payable	7,732	(5,495)
Accrued and other liabilities	(25,570)	(21,482)
Income taxes	(88)	16,034
Other long-term liabilities	(3,450)	5,850
Net cash provided by operating activities	317,497	287,965
Cash flows from investing activities:
Purchases of property, plant and equipment	(97,778)	(86,591)
Proceeds from sale of equipment	103	35
Purchases of intangible assets	(19,703)	(10,412)
Purchases of investments	(6,053)	(9,426)
Purchases of short-term investments	(317,570)	(420,158)
Proceeds from sales of short-term investments	367,714	275,779
Cash paid for acquisitions, net of cash acquired	(66,930)	(160,436)
Other investing activities	(5,983)	3,608
Net cash used in investing activities	(146,200)	(407,601)
Cash flows from financing activities:
Purchase of call option related to cash convertible notes	—	(105,170)
Proceeds from issuance of warrants, net of issuance costs	—	68,900
Net proceeds from issuance of cash convertible notes and cash paid for issuance costs	(86)	716,967
Repayment of long-term debt	(251,868)	(387,050)
Principal payments on capital leases	(1,079)	(4,579)
Proceeds from subscription receivables	97	536
Excess tax benefits from share-based compensation	3,328	1,596
Proceeds from issuance of common shares	10,315	12,131
Purchase of treasury shares	(20,818)	(126,889)
Other financing activities	1,498	16,401
Net cash (used in) provided by financing activities	(258,613)	192,843
Effect of exchange rate changes on cash and cash equivalents	(15,340)	(10,843)
Net (decrease) increase in cash and cash equivalents	(102,656)	62,364
Cash and cash equivalents, beginning of period	392,667	330,303
Cash and cash equivalents, end of period	290,011	392,667

Reconciliation of Free Cash Flow[1]
Net cash provided by operating activities	317,497	287,965
Purchases of property, plant and equipment	(97,778)	(86,591)
Free Cash Flow	219,719	201,374
1 Free cash flow is a non-GAAP financial measure and is calculated from cash provided by operations reduced by the Company's investments in fixed assets. Management believes this is a common financial measure useful to further evaluate the results of operations.